                                     FILED BY:  AMERICAN CENTURY MUNICIPAL TRUST
                                                  PURSUANT TO RULE 425 UNDER THE
                                              SECURITIES ACT OF 1933, AS AMENDED

                              SUBJECT COMPANY:  AMERICAN CENTURY MUNICIPAL TRUST
                                       SEC REGISTRATION STATEMENT NO. 333-140914

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OUR RECORDS SHOW WE STILL NEED YOUR VOTE.  PLEASE VOTE TODAY.

The Special Meeting of Shareholders on June 27 is fast approaching;  however, we have not  received  your vote.  Please  vote today so we can hold the Meeting as scheduled and avoid future reminders and the possibility of an adjournment.

To vote,  use the control  number and phone number or Web address  shown on your vote card.

PLEASE REMEMBER, THE BOARD OF DIRECTORS/TRUSTEES  HAS UNANIMOUSLY  RECOMMENDED A
VOTE "FOR" THE PROPOSAL(S) DETAILED IN YOUR PROXY STATEMENT.

Thank you for prompt vote and continued support of American Century Investments.

THE  AMERICAN  CENTURY  FUNDS HAVE FILED  PROXY  STATEMENTS  AND OTHER  RELEVANT
DOCUMENTS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC).  INVESTORS ARE
URGED TO READ THESE DOCUMENTS  BECAUSE THEY CONTAIN IMPORTANT  INFORMATION.  YOU
CAN OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE SEC WEB SITE (WWW.SEC.GOV).  IN
ADDITION,  THE PROXY  STATEMENTS  FILED  WITH THE SEC BY  AMERICAN  CENTURY  ARE
AVAILABLE FREE OF CHARGE BY CALLING 1-877-256-6083.